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12013426

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) NY (State) 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, the undersigned, members of Goldman Sachs Execution and Clearing, L.P., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature

Mark W. Holloway
Name

Chief Financial Officer
Title

Subscribed and sworn before me;
This 28th day of February 2012

Notary Public

ELIZABETH DIORIO
ID # 2381935
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/2/2014

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

As of December 31, 2011

pwc

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

As of December 31, 2011

pwc

Report of Independent Auditors

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. and its subsidiaries (the "Firm") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
INDEX

		Page No.
Consolidated Statement of Financial Condition		1
Notes to Consolidated Statement of Financial Condition		
Note 1.	Description of Business	2
Note 2.	Basis of Presentation	2
Note 3.	Significant Accounting Policies	3
Note 4.	Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	6
Note 5.	Fair Value Measurements	6
Note 6.	Cash Instruments	7
Note 7.	Derivatives Activities	9
Note 8.	Fair Value Option	10
Note 9.	Collateralized Agreements and Financings	11
Note 10.	Other Assets	14
Note 11.	Short-Term Borrowings	14
Note 12.	Subordinated Borrowings	15
Note 13.	Other Liabilities and Accrued Expenses	15
Note 14.	Commitments, Contingencies and Guarantees	15
Note 15.	Net Capital Requirements	17
Note 16.	Transactions with Related Parties	17
Note 17.	Income Taxes	18
Note 18.	Credit Concentrations	19
Note 19.	Employee Benefit Plans	20
Note 20.	Employee Incentive Plans	20
Note 21.	Discontinued Operations	21
Note 22.	Subsequent Events	21

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2011
(in thousands)

Assets		
Cash and cash equivalents	$	79,170
Cash and securities segregated for regulatory and other purposes (includes $1,311,700 at fair value)		3,056,070
Collateralized agreements:		
Securities borrowed, at fair value		9,405,895
Securities purchased under agreements to resell, at fair value		630,870
Receivables from brokers, dealers and clearing organizations		1,077,001
Receivables from customers and counterparties (includes $123,478 at fair value)		3,856,796
Financial instruments owned, at fair value		10,597
Financial instruments owned and pledged as collateral, at fair value		11,717
Total financial instruments owned, at fair value		22,314
Other assets		82,416
Total assets	$	18,210,532
Liabilities and Partners' Capital		
Unsecured short-term borrowings	$	9
Collateralized financings:		
Securities loaned, at fair value		4,337,259
Securities sold under agreements to repurchase, at fair value		1,226,050
Payables to brokers, dealers and clearing organizations		136,041
Payables to customers and counterparties		9,572,238
Financial instruments sold, but not yet purchased, at fair value		4,896
Other liabilities and accrued expenses		286,399
Total liabilities		15,562,892
Commitments, contingencies and guarantees		
Subordinated borrowings		1,600,000
Partners' capital		1,047,640
Total liabilities and partners' capital	$	18,210,532

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Goldman Sachs Execution & Clearing, L.P. (GSEC), a limited partnership, is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and the National Futures Association (NFA). GSEC, together with its consolidated subsidiary, Spear, Leeds & Kellogg Specialists LLC (SLKS), (collectively, the Company) is a wholly owned subsidiary of SLK LLC, a limited liability company. SLK LLC is owned by Goldman Sachs Trade Management LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation.

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Execution and Clearance.** The Company facilitates and finances transactions with a diverse group of corporations, financial institutions, governments, hedge funds and individuals. It executes and clears customer transactions on major stock, options and futures exchanges worldwide.

- **Market Making and Principal Transactions.** The Company, through its SLKS subsidiary, engaged in floor-based and electronic market making as a Designated Market Maker (DMM) on U.S. equities exchanges in equity securities and options. On November 14, 2011, the Company sold SLKS to Goldman Sachs & Co. (GSCO), a wholly-owned subsidiary of Group, Inc. See Note 21 for further information about the discontinued operations.

Note 2. Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of GSEC and all other entities in which the Company has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2011 refer to the Company's year ended, or the date, as the context requires, December 31, 2011. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3. Significant Accounting Policies

The Company's significant accounting policies include when and how to measure the fair value of assets and liabilities and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either discussed below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivatives Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Other Assets	Note 10
Short-Term Borrowings	Note 11
Subordinated Borrowings	Note 12
Other Liabilities and Accrued Expenses	Note 13
Commitments, Contingencies and Guarantees	Note 14
Net Capital Requirements	Note 15
Transactions with Related Parties	Note 16
Income Taxes	Note 17
Credit Concentrations	Note 18
Employee Benefit Plans	Note 19
Employee Incentive Plans	Note 20
Discontinued Operations	Note 21
Subsequent Events	Note 22

Consolidation
The Company consolidates entities in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity, and the right to receive residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Use of Estimates
Preparation of this consolidated statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Total financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the Company has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Transfers of Assets
Transfers of assets are accounted for as sales when the Company has relinquished control over the assets transferred. Assets or liabilities that arise from the Company's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Total financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing. See Note 9 for further information about transfers of assets accounted for as collateralized financings.

Receivables from Customers and Counterparties
Receivables from customers and counterparties generally consist of collateralized transactions. Such receivables are primarily comprised of customer margin loans. Certain of the Company's receivables from customers and counterparties are accounted for at fair value under the fair value option. See Note 8 for further information about the fair values of these receivables. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value.

Foreign Currency Translation
Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

Improving Disclosures about Fair Value Measurements (FASB Accounting Standards Codification (ASC) 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements became effective for the Company beginning in 2010, while others became effective for the Company beginning in 2011. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not affect the Company's financial condition.

Reconsideration of Effective Control for Repurchase Agreements (ASC 860). In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing (Topic 860) — Reconsideration of Effective Control for Repurchase Agreements." ASU No. 2011-03 changes the assessment of effective control by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for years beginning after December 15, 2011. The adoption of ASU No. 2011-03 is not expected to significantly affect the Company's financial condition.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASC 820). In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 is effective for years beginning after December 15, 2011. Adoption of ASU No. 2011-04 is not expected to materially affect the Company's financial condition.

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11 will require disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the Company's recognized assets and recognized liabilities. ASU No. 2011-11 is effective for annual reporting beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's financial condition.

Note 4. Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the Company's total financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased (in thousands):

	As of December 2011	
	Total Financial Instruments Owned	**Financial Instruments Sold But Not Yet Purchased**
Money market instruments	$ 3,000	$ -
Corporate debt securities	3	6
Equities	15,351	4,824
Derivatives	3,960	66
Total	**$ 22,314**	**$ 4,896**

Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use as inputs market-based or independently sourced parameters, including but not limited to interest rates, volatilities, equity or debt prices, foreign exchange rates, commodities prices and credit curves.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of our financial assets and financial liabilities are based on observable prices and inputs and are classified as levels 1 and 2 of the hierarchy. Certain level 2 and 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the Company's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence. See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about other financial assets and financial liabilities accounted for at fair value under the fair value option.

Financial assets and financial liabilities at fair value are summarized below (in thousands).

	As of December 2011	
Total Level 1 financial assets	$	147,322
Total Level 2 financial assets		11,346,903
Total Level 3 financial assets		33
Total financial assets at fair value	**$**	**11,494,258**

	As of December 2011	
Total Level 1 financial liabilities	$	4,830
Total Level 2 financial liabilities		5,563,375
Total financial liabilities at fair value	**$**	**5,568,205**

Note 6. Cash Instruments

Cash instruments include corporate debt securities, equities and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the Company's fair value measurement policies.

Level 1 Cash Instruments
Level 1 cash instruments include actively traded listed equities, corporate debt securities and certain money market instruments. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

The fair value of a level 1 instrument is calculated as quantity held multiplied by quoted market price. U.S. GAAP prohibits valuation adjustments being applied to level 1 instruments even in situations where the Company holds a large position and a sale could impact the quoted price.

Level 2 Cash Instruments
As of December 2011, the Company had no level 2 cash instruments.

Level 3 Cash Instruments
Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Company uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of level 3 financial assets.

Fair Value of Cash Instruments by Level
The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2011 (in thousands)			
	Level 1	Level 2	Level 3	Total
Money market instruments	$ 3,000	$ -	$ -	$ 3,000
Corporate debt securities	3	-	-	3
Equities	15,319 [1]	-	33 [2]	15,352
Total	**$ 18,322**	**$ -**	**$ 33**	**$ 18,355**

	Cash Instrument Liabilities at Fair Value as of December 2011 (in thousands)			
	Level 1	Level 2	Level 3	Total
Corporate debt securities	$ 6	$ -	$ -	$ 6
Equities	4,824 [1]	-	-	4,824
Total	**$ 4,830**	**$ -**	**$ -**	**$ 4,830**

1. Consists of publicly listed equity securities

2. Consists of non-publicly traded equity securities.

Note 7. Derivatives Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Company does not trade or carry various types of derivatives but enters into derivative transactions to facilitate client transactions, including:

- **Futures.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

- **Options.** Contracts in which the option purchaser has the right but not the obligation to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Market-Making. As a market maker, the Company entered into listed derivative transactions with clients and other market participants to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, the Company typically acted as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands. On November 14, 2011, the Company transferred its SLKS DMM business to GSCO. See note 21 for further information.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis (in thousands).

	As of December 2011	
	Derivative Assets	Derivative Liabilities
Exchange-traded	$ 3,960	$ 66
Total	**$ 3,960**	**$ 66**

Note 8. Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value
The Company has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

The primary reasons for electing the fair value option are to:
- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes; and
- address simplification and cost benefit considerations.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:
- resale and repurchase agreements;
- securities borrowed and loaned consisting of the Company's financing activities; and
- certain receivables from customers and counterparties, including certain margin loans.

These financial assets and financial liabilities accounted for at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for counterparty and the Company's credit quality.

Significant inputs for each category of other financial assets and financial liabilities at fair value are as follows:

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are the amount and timing of expected future cash flows, interest rates and collateral funding spreads. See Note 8 for further information.

Receivables from Customers and Counterparties. The significant inputs to the valuation of certain receivables from customers and counterparties are commodity prices, interest rates and the amount and timing of expected future cash flows.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The table below presents, by level within the fair value hierarchy, total financial instruments owned and financial instruments sold but not yet purchased, at fair value, and other financial assets and financial liabilities accounted for at fair value under the fair value option.

	Other Financial Assets at Fair Value as of December 2011 (in thousands)			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$ -	$ -	-	$ -
Securities borrowed	-	9,405,895	-	9,405,895
Securities purchased under agreements to resell	-	630,870	-	630,870
Receivables from customers and counterparties	-	123,478	-	123,478
Total	**$ -**	**$ 10,160,243**	**$ -**	**$ 10,160,243**

	Other Financial Liabilities at Fair Value as of December 2011 (in thousands)			
	Level 1	Level 2	Level 3	Total
Securities loaned	$ -	$ 4,337,259	$ -	$ 4,337,259
Securities sold under agreements to repurchase	-	1,226,050	-	1,226,050
Total	**$ -**	**$ 5,563,309**	**$ -**	**$ 5,563,309**

[1] Represents the portion of securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consists of U.S. Treasury securities and money market instruments. The table above excludes $129 million of level 1 and $1.2 billion of level 2 securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, principally consisting of U.S. Treasury securities and money market instruments.

Note 9. Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The Company enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions, and finance certain activities of the Company.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions (in thousands):

	As of December 2011
Securities borrowed	$ 9,405,895
Securities purchased under agreements to resell	630,870
Securities loaned	4,337,259
Securities sold under agreements to repurchase	1,226,050

Resale and Repurchase Agreements
A resale agreement is a transaction in which the Company purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the Company sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations.

The Company receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the Company transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the Company effectively no longer has a repurchase obligation and has relinquished control over the underlying security, and accordingly, accounts for the transaction as a sale. The Company had no repos to maturity outstanding as of December 2011.

The Company enters into substantially all of its financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase transactions with GSCO.

Securities Borrowed and Loaned Transactions
In a securities borrowed transaction, the Company borrows securities from a counterparty in exchange for cash. When the Company returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the Company lends securities to a counterparty typically in exchange for cash or securities. When the counterparty returns the securities, the Company returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the Company typically requires delivery of collateral with a fair value approximately equal to or greater than the carrying value of the securities borrowed transaction.

Securities borrowed and loaned which is related to certain Company financing activities, are recorded at fair value under the fair value option.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates.

The Company enters into substantially all of its securities borrowed and loaned transactions with GSCO and Goldman Sachs International (GSI).

As of December 2011, the Company had $1.18 billion of securities received under resale agreements that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Collateral Received and Pledged

The Company receives financial instruments (e.g. U.S. government, federal agencies and corporate obligations, as well as equities) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans.

The resale agreements and securities borrowed related transactions are primarily with GSCO.

In many cases, the Company is permitted to deliver or repledge these financial instruments when entering into repurchase agreements, and securities lending agreements, primarily in connection with secured client financing activities. The Company is also permitted to deliver or repledge these financial instruments in connection with collateralizing derivative transactions and meeting Company or customer settlement requirements.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the Company (in thousands):

	As of December 2011
Collateral available to be delivered or repledged	$ 22,429,825
Collateral that was delivered or repledged	22,298,918

The Company also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged by the Company (in thousands):

	As of December 2011
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$ 11,717
Did not have the right to deliver or repledge	39

Note 10. Other Assets

Other assets are generally less liquid, nonfinancial assets. The table below presents other assets by type (in thousands):

	As of December 2011
Property, leasehold improvements and equipment	$ 12,262
Identifiable intangible assets	17,002
Deferred tax assets [1]	25,572
Exchange memberships	2,493
Other	25,087
Total	**$ 82,416**

1. See Note 17 for further information about income taxes.

Property, Leasehold Improvements and Equipment

All Property, leasehold improvements and equipment that the Company uses are in connection with its operations. Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable.

The Company's policy for impairment testing of property, leasehold improvements and equipment is consistent with its policy used for identifiable intangible assets with finite lives.

Note 11. Short-Term Borrowings

The Company obtains unsecured short-term borrowings primarily from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of December 2011, these borrowings were $0.01 million. The Company has a third party line of credit for $1.50 billion. This is a secured facility with the Company pledging collateral to the third party. At December 30, 2011, the Company had no outstanding third party line of credit balance. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 12. Subordinated Borrowings

As of December 2011, the Company had outstanding subordinated borrowings of $1.60 billion from Group Inc., which mature in 2013.

Amounts borrowed under this subordinated loan agreement bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

The subordinated borrowings are with related party and are available in computing net capital under the SEC's uniform net capital rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 13. Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type (in thousands):

	As of December 2011	
Compensation and benefits	$	26,920
Income tax related liabilities [1]		45,680
Accrued expenses and other payables		213,799
Total	**$**	**286,399**

1. See Note 17 for further information about income taxes.

Note 14. Commitments, Contingencies and Guarantees

Leases

The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2023. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals (in thousands).

	As of December 2011	
2012	$	3,592
2013		2,834
2014		2,690
2015		1,709
2016		1,766
2017 - thereafter		8,292
Total	**$**	**20,883**

Contingencies
The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management does not believe, based on currently available information, that the outcomes for such proceedings will have a material adverse effect on the Company's financial condition. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees
The Company, in its capacity as an agency lender, indemnifies most of its securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

In the ordinary course of business, the Company provides other financial guarantees of the obligations of third parties (e.g., standby letters of credit and other guarantees to enable clients to complete transactions and fund-related guarantees). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

Indemnities and Guarantees of Service Providers
In the ordinary course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies certain clients against potential losses incurred in the event specified third party service providers, including sub-custodians and third party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its execution and clearing businesses, the Company agrees to clear and settle, on behalf of its clients, the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client.

The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make any material payments under these arrangements and no material liability related to these guarantees and indemnifications has been recognized in the consolidated statement of financial condition as of December 2011.

Note 15. Net Capital Requirements

GSEC is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GSEC has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of December 2011, GSEC had regulatory net capital, as defined by Rule 15c3-1, of $2.10 billion, which exceeded the minimum net capital requirement of $103.72 million by $2.00 billion.

As of December 2011, GSEC made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve amount and value of securities held on deposit in the Reserve Bank account was $16.99 million.

Note 16. Transactions with Related Parties

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its financing and general operations. Amounts payable, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as of December 31, 2011, as set forth below (in thousands):

		As of December 2011
Assets		
Cash and securities segregated for regulatory and other purposes	$	1,182,700
Collateralized agreements:		
Securities borrowed, at fair value		9,405,895
Securities purchased under agreements to resell, at fair value		630,870
Receivables from brokers, dealers and clearing organizations		713,306
Other assets		11,815
Liabilities		
Unsecured short-term borrowings	$	9
Collateralized financings:		
Securities loaned, at fair value		4,337,259
Securities sold under agreements to repurchase, at fair value		1,226,050
Payables to brokers, dealers and clearing organizations		87,587
Other liabilities and accrued expenses[1]		101,346
Subordinated borrowings		1,600,000

1. Includes 2010 current income taxes due to GS Group, Inc. to be settled in January 2012.

Note 17: Income Taxes

Provision for Income Taxes
The Company is taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the Company is subject to U.S. federal and various state and local income taxes on its earnings. The Company also continues to be subject to taxes in foreign jurisdictions on certain of its operations.

The Company is included with Group Inc. and subsidiaries in the consolidated corporate tax return as well as the consolidated/combined state and local tax returns. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis and will settle such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the Company generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities (in thousands):

		As of December 2011
Deferred tax assets		
Compensation and benefits	$	15,476
Depreciation and amortization		3,442
Other, net	$	7,821
Total deferred tax assets	$	26,739
Deferred tax liabilities		
Unrealized gains	$	1,167
Total deferred tax liabilities	$	1,167
Net (DTL) DTA		25,572

As of December 2011, no valuation allowance was required.

Unrecognized Tax Benefits

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 2011, the Company did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The Company is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Company has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

All years subsequent and including 2005 for U.S. Federal, 2004 New York State and City and 2008 for Pennsylvania remain open to examination by the taxing authorities. The Company believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

Note 18. Credit Concentrations

Credit concentrations may arise from market making, client facilitation, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The Company seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the Company's activities expose it to many different industries and counterparties, the Company routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges which results in significant credit concentrations.

In the ordinary course of business, the Company may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, or to a particular clearing house or exchange.

As of December 2011, the Company did not have credit exposure to any counterparty, except for related parties, that exceeded 4% of the Company's total assets.

To reduce credit exposures, the Company may enter into agreements with counterparties that permit the Company to offset receivables and payables with such counterparties and/or enable the Company to obtain collateral on an upfront or contingent basis. Collateral obtained by the Company related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations. See Note 8 for further information about collateralized agreements and financings.

Note 19. Employee Benefit Plans

The Company's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans
Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, Group Inc. maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

Defined Contribution Plans
The Company contributes to a Group Inc. employer-sponsored U.S. defined contribution plan.

Note 20. Employee Incentive Plans

The Company participates in the share-based compensation plans of Group Inc. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that require future service are amortized over the relevant service period.

Group Inc. pays cash dividend equivalents on outstanding restricted stock units (RSUs).

Stock Incentive Plan
The Company participates in a Group Inc. sponsored stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, RSUs, awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by Group Inc.'s shareholders, effective for grants after April 1, 2003. The SIP was further amended and restated, effective December 31, 2008.

Restricted Stock Units
Group Inc. issues RSUs to employees of the Company under the SIP, primarily in connection with year-end compensation. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options
Stock options generally vest as outlined in the applicable stock options agreement. Options granted prior to February 2010 expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

Note 21. Discontinued Operations

On November 14, 2011, the Company sold its wholly-owned subsidiary SLKS to GSCO, a wholly-owned subsidiary of Group, Inc., for consideration equal to the carrying value of SLKS's net assets on the date of the transfer. After the date of sale, the Company has no significant continuing involvement in the operations of SLKS.

Note 22. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2012 and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.

pwc

Report of Independent Accountants

To the Partners of
Goldman Sachs Execution & Clearing, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of Goldman Sachs Execution & Clearing, L.P. ("GSEC") for the year ended December 31, 2011, which were agreed to by Goldman Sachs Execution & Clearing, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Goldman Sachs Execution & Clearing's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for Goldman Sachs Execution & Clearing's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Agreed the amount in 2B, $1,184,998, to wire #RM0110728276418 on July 28, 2011. Agreed the amount in 2F, $1,222,855, to wire #RM01120227564839 on February 27, 2012.

2. Compared the sum of "Total non-interest revenues" of $1,002,263,000 and "Interest income" of $67,830,000 reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $1,136,127,702 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. A reconciling balance of $66,034,702 was noted.

   Compared the reconciling balance of $66,034,702 to the "Tie Out" schedule within the "0495 SIPC Report December 2011" file provided by Kelly Seiditio, SAO, and noted the individual components as follows:

   a. Agreed an addition of $456 of "Foreign Subs (0482)" losses to the Consolidated Statement of Earnings in the "IS Worksheet" tab within the "Income Statement 12-31-11" file provided by Kelly Seidito, SAO. No differences noted.

   b. Agreed an addition of $66,079,500 from "Error Expense Account 44205920" in the "Tie Out" worksheet within the "0495 SIPC Report December 2011" file provided by Kelly Seidito, SAO. No differences noted.

pwc

c. Agreed a reduction of revenue of $45,719 from "Class Action Proof of Claims 43000125" in the "Tie Out" worksheet within the "0495 SIPC Report December 2011" file provided by Kelly Seidito, SAO. No differences noted.

d. Recalculated a rounding difference of $465 arising as a result of the revenue reported on the audited Form X-17A-5 being presented to the nearest thousand dollars.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared addition on line 2b(2), "Net loss from principal transactions in securities in trading accounts" of $7,532,980 to the "2.E. Total Gains or (losses)" line in the "Statement of Income (Loss)" worksheet within the "0495 SIPC Report December 2011" file provided by Kelly Seidito, SAO. No differences noted.

   b. Compared deduction on line 2c(2), "Revenues from commodity transactions" of $112,335,290 to the "9. Commodities Revenue" line in the "Statement of Income (Loss)" worksheet within the "0495 SIPC Report December 2011" file provided by Kelly Seidito, SAO. No differences noted.

   c. Compared deduction on line 2c(3), "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $29,187,837 to the "Total" line in the "ECN Fees Paid to other SIPC" worksheet within the "0495 SIPC Report December 2011" file provided by Kelly Seidito, SAO. No differences noted.

   d. Compared "Total interest and dividend expense" on line 2c(9)(i) of $(60,419,816) to the "22. Interest Expense" line in the "Statement of Income (Loss)" worksheet within the "0495 SIPC Report December 2011" file provided by Kelly Seidito, SAO. No differences noted.

   e. Compared the "40% of margin interest earned on customers securities accounts" on line 2c(9)(ii) of $38,421,623, to the calculation of $38,421,623 performed on the "Margin Interest" line in the "Statement of Income (Loss)" worksheet within the "0495 SIPC Report December 2011" file provided by Kelly Seidito, SAO . No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the "40% of margin interest earned on customers securities accounts", on line 2c(9)(ii) of $38,421,623. Obtained margin interest balance of $96,054,057.53 from the "Margin Interest" line in the "Statement of Income (Loss)" worksheet in the "0495 SIPC December 2011" file provided by Kelly Seidito, SAO, and multiplied by 40% to recalculate $38,421,623. No differences noted.

   b. Recalculated the mathematical accuracy of the line item "Total Deductions" of $180,519,351 be adding line items 2c(2), 2c(3), 2c(5), and (9)(ii). No differences noted.

pwc

c. Recalculated the mathematical accuracy of the "SIPC Net Operating Revenues" on page 2, line 2d and the "General Assessment @ .0025" on page 2, line 2d of $963,141,330 and $2,407,853, respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Partners of Goldman Sachs Execution & Clearing, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

SEC Mail Processing Section

FEB 29 2012

Washington, DC 123

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-00526 FINRA DEC
GOLDMAN SACHS EXECUTION &
CLEARING, L.P.
200 WEST STREET
NEW YORK, NY 10282

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KELLY SEIDITO 917-343-8538

2. A.	General Assessment (item 2e from page 2)	$ 2,407,853
B.	Less payment made with SIPC-6 filed (exclude interest) JULY 29, 2011 (Date Paid)	(1,184,998)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,222,855
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,222,855
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,222,855	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GOLDMAN SACHS EXECUTION & CLEARING, L.P.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

VICE PRESIDENT
(Title)

Dated the 08 day of FEBRUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,136,127,702
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		7,532,980
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		7,532,980
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		112,335,290
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		29,187,837
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		574,602
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ (60,419,816)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 38,421,623	
Enter the greater of line (i) or (ii)		38,421,623
Total deductions		180,519,351
2d. SIPC Net Operating Revenues		$ 963,141,331
2e. General Assessment @ .0025		$ 2,407,853

(to page 1, line 2.A.)